EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         August 20, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd. (NO. 49/2000)
          Company No.  52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On August 15, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 2,817 for a total sum of 1,107,572.00 NIS. (the closing price of said shares on this day was 39,530)

Further on August 16, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 11,707 for a total sum of 4,717,432.30 NIS. (the closing price of said shares on this day was 40,600)

Further on August 17, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 4,948 for a total sum of 1,998,895.90 NIS. (the closing price of said shares on this day was 40,290)

2. As stated, Koor acquired a total of 19,472 ordinary shares, which represent 0.1% of its issued share capital.


                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel